Filed Pursuant to Rule 433

Registration No. 333-194032

Free Writing Prospectus dated February 20, 2014

Relating to the Preliminary Prospectus

Supplement dated February 20, 2014

To the Prospectus dated February 19, 2014

Kemper Corporation

$150,000,000

7.375% Subordinated Debentures due 2054

Final Term Sheet

Issuer:	Kemper Corporation

Security Type:	Fixed Rate Subordinated Debentures due 2054

Format:	SEC Registered

Denominations:	$25 and multiples of $25 in excess thereof

Anticipated Ratings / Outlook:*	Moody’s: Ba1 (stable) / S&P: BB (stable)

Principal Amount:	$150,000,000

Trade Date:	February 20, 2014

Settlement Date:	February 27, 2014 (T+5)

Maturity Date:	February 27, 2054

Interest Rate and Interest Payment Dates:	7.375% payable quarterly in arrears on each February 27, May 27, August 27 and November 27, commencing on May 27, 2014

Day Count Convention:	30/360

Optional Redemption:	Redeemable in whole at any time or in part from time to time on or after February 27, 2019 at a redemption price equal to the principal amount of the debentures being redeemed plus any accrued and unpaid interest thereon to, but excluding, the date of redemption; provided that if the debentures are not redeemed in whole, at least $25 million aggregate principal amount of the debentures must remain outstanding after giving effect to such redemption.

Redemption After the Occurrence of a Tax Event:	Redeemable in whole, but not in part, at any time prior to February 27, 2019, within 90 days of the occurrence of a Tax Event (as defined in the preliminary prospectus supplement), at a redemption price equal to the principal amount of the debentures being redeemed plus any accrued and unpaid interest thereon to, but excluding, the date of redemption.

Redemption After the Occurrence of a Rating Agency Event:	Redeemable in whole, but not in part, at any time prior to February 27, 2019, within 90 days of the occurrence of a Rating Agency Event (as defined in the preliminary prospectus supplement), at a redemption price equal to the greater of (a) the principal amount of the debentures being redeemed or (b) the present value of a payment on February 27, 2019 in an amount equal to the outstanding principal amount of the debentures being redeemed and scheduled payments of interest that would have accrued from the date of redemption to February 27, 2019 on the debentures being redeemed, discounted to the date of redemption on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, in each case, plus any accrued and unpaid interest on the debentures being redeemed (including compounded interest, if any) to, but excluding, the date of redemption.

Price to Investors:	$25 per $25 principal amount of debentures

Underwriting Discount:	$0.7875 per $25 principal amount of debentures

Net Proceeds (Before Expenses):	$145,275,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Wells Fargo Securities, LLC

Senior Managers:	Raymond James & Associates, Inc.
RBC Capital Markets, LLC
William Blair & Company, L.L.C.

Co-Managers:	BNY Mellon Capital Markets, LLC
Fifth Third Securities, Inc.
JMP Securities LLC
Macquarie Capital (USA) Inc.
PNC Capital Markets LLC
Sandler O’Neill & Partners, L.P.
The Williams Capital Group, L.P.
U.S. Bancorp Investments, Inc.
Wedbush Securities Inc.

CUSIP / ISIN:	488401209 / US4884012091

*The rating of the debentures should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at (800) 326-5897 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

This communication should be read in conjunction with the preliminary prospectus supplement, dated February 20, 2014, and the accompanying prospectus, dated February 19, 2014. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.

The last sentence of the fourteenth paragraph under “Underwriting” in the preliminary prospectus supplement is amended to read as follows:

Affiliates of BNY Mellon Capital Markets, LLC, Fifth Third Securities, Inc., J.P. Morgan Securities LLC, PNC Capital Markets LLC, U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC are agents and/or lenders under our revolving credit facility. J.P. Morgan Securities LLC and Wells Fargo Securities, LLC also acted as joint bookrunners and joint lead arrangers under our revolving credit facility.

The first paragraph under “Description of Debentures—About the Trustee” in the preliminary prospectus supplement is amended by adding the following sentence to the end of such paragraph:

BNY Mellon Capital Markets, LLC, an affiliate of the Trustee, is one of the underwriters in this offering.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.